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                                                                   EXHIBIT 99.12

NDTV INTERVIEW

INTERVIEWEE: SURESH SENAPATY, CFO.

NDTV: Your results have been really good. Has the pressure on margins finally eased up and going ahead you are only looking at firming up of prices?

SURESH SENAPATY: Well yes the results have been very good. In fact, we had guided for $210 million of revenue and it has touched about $222 million. One good thing that we at Wipro are proud of is that we have reached the $264 million run rate last quarter which is annualized $1 billion for our combined IT business revenue.

So far as the operating margins are concerned we had guided about to maintain the same operating margin as the last but for the adjustment for the foreign exchange, but we did better, because though in the last quarter we had an adverse impact of 1.3% on account of foreign exchange, we still maintained the same operating margin. That was primarily because we had an optimization in sales and SG&A.

There was a reduced reserve being with respect to receivables which we had a hit of 1% and now last quarter was only 0.1%, and lot of other productivity improvement, and therefore we were able to retain the operating margin at the same level as the last quarter, despite 1.3% exchange hit. Going forward, as you know we have given salary increases to employees in Wipro Technologies, the offshore employees, which is an average of 12%.

That would impact the operating margin by about 1.5%, and rupee impact will continue to be there because rupee is continuing to appreciate. But there could be possibilities in terms of offshore, in terms of utilization and pricing and many other areas that we are working at. And we hope in the next quarter, we will be able to maintain the operating margin.

NDTV: Right, you have added about 35 new clients. Can you tell us the kind of space they are in? What is the tenure of the contract signed? And what kind of business ramp up would you expect from them going forward?

SURESH SENAPATY: If you look at the growth that we have achieved in the last quarter, we had about 13% growth and 11% volume growth, and 2.6% price growth, and the growth has been across. The growth has been 36% sequential in the technology infrastructure support services, about 22% sequential in the BPO services, about 19% sequential in the package implementation area.

Our technology services have grown by 16%, which so far has been the laggard over the last few quarters in terms of meeting our overall growth. They have given us a sequential growth of 16% while the enterprise business has continued to grow. Now, given this kind of growth opportunities, we have also guided by about $241 million for the next quarter, which is about 9% sequential. And we expect this particular growth to come across again in all the verticals, all geographies and all practices. Another good feature of our growth in the last quarter has been 60% of the top 50 customers have grown double digit sequentially. Similarly, if you look at million-dollar accounts, they have gone from 99 to 127, which is a fabulous growth. The 35 new accounts that we have got, they are primarily from various verticals, like embedded and product engineering is about 12, financial services is about 3, utilities, retail and all that about 3, 4, 5, 6, and similarly about 17 of that 35 is in North America, about 9 from Europe, and about 5 from Japan, the balance from rest of the world. Now, of this 35 customers, about six are Fortune 1000

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companies. So, we expect good progress, good growth from this particular customer. But as you know, it takes time for ramping up.

NDTV: Something about your manpower utilization, you have added 3000 people also, and you did talk about, salaries and wages. But going ahead is wage pressure something you have to constantly battle with and what kind of manpower utilization have you achieved this quarter, and going ahead what is the target?

SURESH SENAPATY: If you look into our software services business, we have enhanced the utilization from about 69% to 70%, when I say 69 to 70 it is on a gross basis. On a net basis it will be again 1% as increased. So, utilization has been up and we will continue our endeavor to improve that further. As far as the wage pressure is concerned, as you know, we have just gave it on 1st of October. One cannot rule out pressures on that because there has been a fair amount of demand particularly for the kind of specialized skill sets. Because more and more volume pressures are there, we want more and more people duly trained and particularly with certain skill set.

We will keep continuous watch, because yes there has been a level of attrition which is about 16% but that includes about 4% of involuntary attrition and therefore we are almost at the same level as the previous quarter.

NDTV: You have now almost covered every aspect that we wanted to know about. Just wanted to get your feel on the US economic outlook. Is it still looking a bit shaky? Plus you have already spoken about how appreciating rupee could also dent your margins going ahead. These two and any other areas of concern still plaguing your mind going ahead in you business?

SURESH SENAPATY: You know US economy has slowed down for the past several years but still the Indian companies have done well and we have done well. We started getting more and more volume growth, we have not got so much of price growth. After about six quarters of constant reduction in the operating margin, we got a very happy feeling having retained the same operating margin as the last quarter. Volume growth has been there for the last eight quarters and we look forward to continued volume growth. I suppose as and when the US economy takes off, it will help us in getting little price improvement.

Now that utilization has gone up, there are demands for more volumes. I suppose it enhances our ability to go to that customer asking for some price increase. We have made some attempt and we have been getting some success. One does not want to be having a party having achieved quite a lot, but it is better than zero. In terms of budget, you know, while we were trying to take a share of the existing budget where the customers were wanting to do more offshore to get a higher bang for the budget, we have also seen, particularly in the telecom space, some amount of new budget getting sanctioned particularly because they are planning for new product introduction in the middle of 2004. They are seeking some of the specialized skills that we have and we are able to get those projects. So, we think now the customers reaching out to their wallet to give out more outsourcing. It is too early to declare victory on it and let us wait and watch.